BAR RIVIERA, LLC

OPERATING AGREEMENT

Dated as of April 30, 2024

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CERTAIN OF THE LIMITED-LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS, REPURCHASE OBLIGATIONS AND FORFEITURE PROVISIONS SET FORTH IN A SEPARATE AGREEMENT WITH THE HOLDER OF SUCH COMPANY INTEREST. A COPY OF SUCH AGREEMENT(S) MAY BE OBTAINED BY THE HOLDER OF SUCH INTERESTS UPON WRITTEN REQUEST WITHOUT CHARGE.

TABLE OF CONTENTS

BAR RIVIERA, LLC
OPERATING AGREEMENT

THIS OPERATING AGREEMENT, dated as of April ___, 2024, is entered into by and among (i) Bar Riviera, LLC, a Tennessee limited-liability company (the "Company") (ii) Kristopher Esqueda, (iii) Brice Hoffman, (iv) Aaron Izaguirre, (v) Matthew Izaguirre, and (v) the other Unitholders party hereto from time to time.

WHEREAS, the Company was formed as a limited-liability company under the provisions of the Tennessee Act pursuant to this Agreement and the Company's Articles of Organization, which were filed with the Secretary of the State of Tennessee on February 7, 2023;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Unitholders, intending to be legally bound, hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"Additional Unitholder" means a Person admitted to the Company as a Unitholder pursuant to Section 11.2.

"Adjusted Capital Account Deficit" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance shall be

(i)   reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and

(ii)   increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to Minimum Gain).

"Affiliate" of any particular Person means any other Person controlling, controlled by, or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract, or otherwise.

"Agreement" means this Operating Agreement, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

"Articles" means the Company's Articles of Organization as filed with the Secretary of State of the State of Tennessee.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g), except that in the case of any property contributed to the Company, the Book Value of such property shall initially equal the Fair Market Value of such property.

"Capital Account" means the capital account maintained for a Unitholder pursuant to Section 3.6.

"Capital Contributions" means any cash, cash equivalents, promissory obligations, or the Fair Market Value of other property (net of liabilities assumed or taken subject to by the Company, without duplication) that a Unitholder contributes to the Company with respect to any Unit pursuant to Sections 3.1 or 3.3.

"Class A Common Unit" means a Class A-1 Common Unit and a Class A-2 Common Unit.

"Class A Common Unitholder" means a Class A-1 Common Unitholder and a Class A-2 Common Unitholder.

"Class A-1 Common Unit" means a Voting Unit having the rights and obligations specified with respect to the Class A-1 Common Units in this Agreement.

"Class A-1 Common Unitholder" means a holder of Class A-1 Common Units.

"Class A-2 Common Unit" means a Non-Voting Unit having the rights and obligations specified with respect to the Class A-2 Common Units in this Agreement.

"Class A-2 Common Unitholder" means a holder of Class A-2 Common Units.

"Class A Unreturned Capital" of any Class A Common Unit means, as of any date, an amount equal to the excess, if any, of (a) the aggregate Capital Contributions made or deemed to be made in exchange for such Class A Common Unit prior to such date, over (b) the aggregate amount of all Distributions made by the Company in respect of such Class A Common Unit under Section 4.1(a)(ii).

"Class B Unit" means a Non-Voting Unit having the rights and obligations specified with respect to the Class B Units in this Agreement.

"Class B Unitholder" means a holder of Class B Units.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Common Unitholder" means a holder of Common Units.

"Common Units" means the Class A Common Units and the Class B Units, and any other class or series of Units that the Board may in the future designate as Common Units.

"Company Minimum Gain" means the partnership minimum gain determined pursuant to Treasury Regulation Sections 1.704- 2(b)(2) and 1.704-2(d).

"Distribution" means each distribution made by the Company to a Unitholder with respect to such Unitholder's Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided that any recapitalization or exchange or conversion of securities of the Company, redemption or repurchase of securities of the Company and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) (and the payment of cash or other consideration in lieu of fractional interests resulting therefrom) of any outstanding Units shall not be deemed a Distribution.

"Equity Agreement" means any agreement, document or instrument evidencing or effecting the issuance or other Transfer of any Equity Securities or otherwise governing the terms and conditions with respect to any Equity Securities, in each case as the same may be amended or otherwise modified from time to time.

"Equity Securities" means (i) Units or other equity interests in the Company or a successor entity (including other classes or groups thereof having such relative rights, powers, preferences and duties as may from time to time be established by the Board, including rights, powers, preferences and/or duties senior to existing classes and groups of Units and other equity interests in the Company), (ii) obligations, evidences of indebtedness, or other securities or interests convertible into or exchangeable or exercisable for Units or other equity interests in the Company or a successor entity, and (iii) warrants, options, or other rights to purchase or otherwise acquire (x) Units or other equity interests in the Company or a successor entity or (y) obligations, evidences of indebtedness or other securities or interests identified in the immediately preceding clause (ii).

"Event of Withdrawal" means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Unitholder or the occurrence of any other event that terminates the continued membership of a Unitholder in the Company.

"Fair Market Value" means, with respect to any asset or equity interest, its fair market value determined according to Article XIV.

"Fiscal Year" means the Company's annual accounting period established pursuant to Section 8.2.

"Floor Amount" means, with respect to any Class B Units, the aggregate amount that would be distributable with respect to all then-outstanding Common Units (immediately prior to the issuance of the Class B Unit in question) pursuant to Section 4.1, assuming that an amount equal to the aggregate Fair Market Value of the Units were distributed to the holders of Units in accordance with the liquidation provisions of Article XIII.

"Forfeiture Allocations" has the meaning set forth in Section 4.3(i).

"Governmental Authorization" means any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under, or any filing or other notice made to, any Governmental Entity or pursuant to any law.

"Governmental Entity" means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government or any agency or department or subdivision of any governmental authority, including the United

"Majority Common Holders" means, as of any time of determination, the Class A-1 Common Unitholders holding a majority of the votes that can be cast by all Class A-1 Common Unitholders at such time, as determined, for the avoidance of doubt, in accordance with and after giving effect to Section 3.2(a).

"Tennessee Act" means the Tennessee Revised Limited Liability Company Act, as it may be amended from time to time, and any successor statute thereto.

"Non-Voting Unit" means a Unit of the Company which does not entitle the Unitholder holding such Unit to have (with respect to such Unit) any right to vote on any matter reserved for the Unitholders' approval or consent in this Agreement or under the Tennessee Act. A Unitholder holding only Non-Voting Units shall not have any right to vote on any matter reserved for the Unitholders' approval or consent in this Agreement or under the Tennessee Act.

"Nonrecourse Deductions" has the meaning assigned to the term "nonrecourse deductions" in Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

"Officers" means each person designated as an officer of the Company to whom authority and duties have been delegated pursuant to Section 5.7(a), subject to (i) any resolution of the Board appointing such person as an officer or relating to such appointment and (ii) any employment agreement relating to such appointment.

"Permitted Transferee" means an entity wholly owned and controlled by the transferor and/or an intervivos trust or similar estate planning vehicle.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity.

"Pro Rata Ownership Percentage" means, at any given time, the percentage of the distribution a Unitholder would be entitled to receive pursuant to Section 4.1(a) in the event assets of the Company were sold for Fair Market Value as of such date and such proceeds were distributed pursuant to Section 4.1(a).

"Public Offering" means (a) any sale of the common equity securities of the Company (or a successor entity thereto) pursuant to an effective registration statement under the Securities Act filed with the Securities and Exchange Commission, or (b) any transaction or series of related transactions in which the Company's outstanding equity securities are exchanged for or otherwise converted into securities that are publicly listed on a securities exchange, including through a merger, acquisition, business combination, or similar transaction, in each case with a vehicle commonly known as a special purpose acquisition company (i.e., a blank check company with no operations) (a "SPAC" and such transaction a "SPAC Transaction"); provided that the following shall not be considered a Public Offering: (i) any issuance of common equity securities by the Company in connection with a merger or acquisition, other than a SPAC Transaction, and (ii) any issuance by the Company of common equity securities (or rights or options to acquire common equity securities) of the Company to employees of the Company or its Subsidiaries as part of an incentive or compensation plan.

"Restrictive Covenant Agreement" means any agreement between the Company or one of its Affiliates and any Person that contains non-competition, non-solicitation or confidentiality restrictions on such Person.

"Sale of the Company" means any transaction or series of transactions pursuant to which any Person or group of related Persons in the aggregate acquire(s), directly or indirectly, (i) equity securities of the Company possessing a majority of the voting power of all outstanding equity securities in the Company (whether by merger, consolidation, reorganization, combination, sale or Transfer of the Company's equity securities) or (ii) all or substantially all of the assets of the Company and its Subsidiaries determined on a consolidated basis, unless, in each case, as otherwise determined by the Board; provided that a Public Offering shall not constitute a Sale of the Company.

"Securities Act" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules, or regulations.

"Subsidiary" means, with respect to any Person, any corporation, limited-liability company, partnership (general or limited), association, or business entity of which (i) if a corporation, a majority of the total voting power of shares of outstanding stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors generally is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited-liability company, partnership (general or limited), association, or other business entity (other than a corporation), a majority of the outstanding partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

"Substituted Unitholder" means a Person that is admitted as a Unitholder to the Company pursuant to Section 11.1.

"Successor in Interest" means any (i) trustee, custodian, receiver or other Person acting in any bankruptcy or reorganization proceeding with respect to, (ii) assignee for the benefit of the creditors of, (iii) trustee or receiver, or current or former officer, director or partner, or other fiduciary acting for or with respect to the dissolution, liquidation or termination of, or (iv) other executor, administrator, committee, legal representative or other successor or assign of, any Unitholder, whether by merger, consolidation, operation of law or otherwise.

"Taxable Year" means the taxable period required pursuant to Code Section 706 and the Treasury Regulations promulgated thereunder.

"Transaction Documents" means this Agreement, each Equity Agreement and any side agreements related to the foregoing and all other agreements, instruments, certificates, and other documents to be entered into or delivered by any Unitholder in connection with the transactions contemplated hereby or thereby.

"Transfer" means any direct or indirect sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (whether with or without consideration, and including, without limitation, by merger, consolidation, operation of law or otherwise) or the acts thereof, but explicitly excluding conversions or exchanges of one class of Unit to or for another class of Unit. The terms "Transferor," "Transferee," "Transferred," and other forms of the word "Transfer" shall have correlative meanings.

"Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof.

"Unit" means a Unit in the Company representing an interest in the Company which shall entitle the Unitholder of such Unit to a fractional part of the interests in Profits, Losses, and Distributions held by all Unitholders and shall include, without limitation, Common Units; provided that any class, group or series of Units issued shall have the relative rights, powers, preferences and duties set forth in this Agreement.

"Unitholder" means each Person listed on Schedule A attached hereto as of the date hereof (and identified thereon as a Unitholder) and any other Person admitted to the Company as a Substituted Unitholder or Additional Unitholder in accordance with this Agreement, but in each case, only for so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"Unitholder Minimum Gain" shall mean an amount, determined in accordance with Treasury Regulations Section 1.704-2(i)(3) pertaining to "partner nonrecourse debt minimum gain."

"Unitholder Nonrecourse Debt" shall have the meaning attributed to "partner nonrecourse debt" as set forth in Treasury Regulations Section 1.704-2(b)(4).

"Voting Unit" means a Unit of the Company which entitles the Unitholder holding such Unit to have (with respect to such Unit) a right to vote on all matters reserved for the Unitholders' approval or consent in this Agreement or under the Tennessee Act. A Unitholder holding both Voting Units and Non-Voting Units shall not have, with respect to the Non-Voting Units, any right to vote on any matter reserved for the Unitholders' approval or consent in this Agreement or under the Tennessee Act.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 **Formation**. The Company has been organized as a Tennessee limited-liability company by the filing with the Secretary of State of the State of Tennessee of the Articles under and pursuant to the Tennessee Act and shall be continued in accordance with this Agreement.

2.2   The Articles of Organization, Etc. The Articles were filed with the Secretary of State of the State of Tennessee on February 7, 2023. The Unitholders hereby agree to execute, file and record all such other certificates and documents, including amendments to the Articles, and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a limited-liability company, the ownership of property, and the conduct of business under the laws of the State of Tennessee and any other jurisdiction in which the Company may own property or conduct business.

2.3   Name. The name of the Company shall be "Bar Riviera, LLC". The Board in its sole discretion may change the name of the Company at any time and from time to time without the need for any further act, vote or approval of any Unitholder. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board.

2.4   Purpose. The purpose and business of the Company shall be to engage in any lawful act or activity which may be conducted by a limited-liability company formed pursuant to the Tennessee Act and to engage in all activities necessary or incidental to the foregoing.

2.5   Powers of the Company. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.4, to the extent the same may be lawfully exercised by limited-liability companies under the Tennessee Act.

2.6   Principal Office; Registered Office. The principal office of the Company shall be located at such place as the Board may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board deems advisable. Notification of any such change shall be given to all Unitholders. The registered office of the Company required by the Tennessee Act to be maintained in the State of Tennessee shall at any office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

2.7   Term. The term of the Company commenced upon the filing of the Articles in accordance with the Tennessee Act and shall continue in existence until termination and dissolution of the Company in accordance with the provisions of Article XIII.

2.8   Company Status. Except for tax purposes as set forth in the next succeeding sentence of this Section 2.8, the Unitholders intend that the Company not be a partnership (including a limited partnership) or a joint venture, and that no Unitholder be a partner or a joint venturer of any other Unitholder by virtue of this Agreement, and neither this Agreement nor any other document entered into by the Company or any Unitholder relating to the subject matter hereof shall be construed to suggest otherwise. Subject to Section 15.7, the Unitholders intend that the Company shall be treated as a partnership for federal and, to the extent applicable, state and local income tax purposes, and that each Unitholder and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.


ARTICLE III
UNITS; CAPITAL ACCOUNTS; PROFITS AND LOSSES


3.1   Unitholders.

(a)   Units. The membership interests of the Unitholders shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Company may issue fractional Units. The

Company shall have three (3) authorized types of Units, consisting of Class A-1 Common Units, Class A-2 Common Units and Class B Units.

(b) <u>Voting Rights</u>. Each Unitholder entitled to vote shall have a vote equal to the number of Voting Units that the Unitholder holds in the Company. A Unitholder holding Non-Voting Units shall not have any voting rights with respect to such Non-Voting Units.

(c) <u>Capital Contributions, Schedule of Unitholders</u>. Each Person named on <u>Schedule A</u> attached hereto has made Capital Contributions to the Company as set forth on <u>Schedule A</u> in exchange for the Units specified thereon. Any reference in this Agreement to <u>Schedule A</u> shall be deemed to be a reference to <u>Schedule A</u> as amended by the Board and in effect from time to time. The Company and each Unitholder shall file all tax returns, including any schedules thereto, in a manner consistent with the Capital Contributions set forth on <u>Schedule A</u>. Each Unitholder's interest in the Company, including such Unitholder's interest in Profits, Losses and Distributions of the Company and the right to vote, if any, on certain matters as provided in this Agreement, shall be represented by the Units owned by such Unitholder. The ownership of Units shall entitle each Unitholder to allocations of Profits and Losses and other items and distributions of cash and other property as set forth in <u>Article IV</u>. The Board may, in its discretion, provide any Unitholder with <u>Schedule A</u> in summary form and may omit the amount of Capital Contributions made by and Units held by each other Unitholder.

(d) <u>Representations and Warranties of Unitholders</u>. Each Unitholder hereby represents and warrants to the Company and acknowledges that: (i) such Unitholder has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto; (ii) such Unitholder has reviewed and evaluated all information necessary to assess the merits and risks of his, her or its investment in the Company and has had answered to such Unitholder's satisfaction any and all questions regarding such information; (iii) such Unitholder is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time; (iv) such Unitholder is acquiring interests in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; (v) the interests in the Company have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws and except in compliance with the provisions of this Agreement; (vi) to the extent applicable, the execution, delivery and performance of this Agreement have been duly authorized by such Unitholder and do not require such Unitholder to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Unitholder or other governing documents or any agreement or instrument to which such Unitholder is a party or by which such Unitholder is bound; (vii) the determination of such Unitholder to acquire Units in connection with this Agreement or any other agreement has been made by such Unitholder independent of any other Unitholder and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries which may have been made or given by any other Unitholder or by any agent or employee of any other Unitholder; (viii) no other Unitholder has acted as an agent of such Unitholder in connection with making its investment hereunder and that no other Unitholder shall be acting as an agent of such Unitholder in connection with monitoring its investment hereunder; (ix) the interests in the Company were not offered to such Unitholder by means of general solicitation or general advertising; (x) this Agreement is valid, binding and enforceable against such Unitholder in accordance with its terms; and (xi) such Unitholder is a resident of, or if not a natural person has its principal place of business in, the state listed for notices for such Unitholder on <u>Schedule A</u> attached hereto.

(e) <u>Liability of Unitholders</u>.

(i) <u>No Liability of Unitholders</u>. Except as otherwise required by applicable law and as expressly set forth in this Agreement, no Unitholder shall have any personal liability whatsoever in such Unitholder's capacity as a Unitholder, whether to the Company, to any of the other Unitholders, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company. Each Unitholder shall be liable only to make such Unitholder's Capital Contributions to the Company and the other payments provided expressly herein.

(ii) <u>Distribution</u>. In accordance with the Tennessee Act and the laws of the State of Tennessee, a unitholder of a limited-liability company may, under certain circumstances, be required to return amounts previously distributed to such unitholders. It is the intent of the Unitholders that no distribution to any Unitholders pursuant to <u>Article IV</u> shall be deemed a return of money or other property paid or distributed in violation of the Tennessee Act. However, there may be circumstances in which claims of creditors may have been unanticipated or the extent of such claims may have been difficult to calculate and, accordingly, the Unitholders are aware that there may be circumstances in which distributions from the Company may be required to be repaid to the Company by distributee Unitholders.

3.2   <u>Unitholder Meetings and Actions by Written Consent</u>.

(a) <u>Quorum; Required Vote</u>. The presence of the Majority Common Holders, in person or by proxy, shall be necessary and sufficient to constitute a quorum at any meeting of Unitholders. With respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of all Unitholders of Voting Units entitled to vote is required by the Tennessee Act or by this Agreement, the affirmative vote of a majority in voting power of the Unitholders holding Voting Units present in person or by proxy at a meeting of Unitholders at which a quorum is present shall be the act of the Unitholders. Except as required by law or expressly provided in this Agreement, the Class A-2 Common Units and the Class B Units shall not have any voting rights.

(b) <u>Place</u>. All meetings of the Unitholders shall be held at the principal place of business of the Company or at such other place within or without the State of Tennessee as shall be specified or fixed in the notices or waivers of notice thereof.

(c) <u>Adjournment</u>. Notwithstanding the other provisions of the Articles or this Agreement, the chairman of the meeting or the Majority Common Holders shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Unitholders, such time and place shall be determined by a vote of the Majority Common Holders. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

(d) <u>Calling of Meetings</u>. Meetings of the Unitholders for any proper purpose or purposes may be called at any time solely by the Board. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Agreement may be conducted at a meeting of the Unitholders. Common Unitholders, and not holders of Class B Units, shall have the right to attend meetings of the Unitholders.

(e) <u>Notice</u>. A written or printed notice stating the place, day and hour of the meeting shall be delivered to each Unitholder entitled to vote at such meeting not less than five or more than 30 days before the date of the meeting, either personally, by mail, by electronic mail or by facsimile, by or at the direction of the Board or the Unitholders calling the meeting. If mailed, any such notice shall be deemed to be delivered three (3) business days after the date deposited in the United States mail, addressed to the Unitholder at its address provided for in the Company's books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. If sent by electronic mail or by facsimile to the electronic mail address or facsimile number provided for the relevant Unitholder in the Company's books and records, such notice shall be deemed to be delivered on the date sent if sent during the regular business hours of the recipient, and if sent after regular business hours, shall be deemed so delivered on the next Business Day.

(f)   Written Consent in Lieu of Meeting. Any action required or permitted to be taken at any annual or special meeting of Unitholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be executed by the Unitholder or Unitholders holding not less than the minimum Voting Units that would be necessary to take such action at a meeting at which all Unitholders entitled to vote on the action were present and voted and delivered to the principal place of business of the Company or to the Person having custody of the books and records of the Company. A photographic, photostatic, facsimile, electronically transmitted copy in portable document format ("pdf"), electronic signature or similar reproduction of a writing signed by a Unitholder, shall be regarded as signed by the Unitholder for purposes of this Section 3.2(f).

(g)   Record Date. Unless otherwise determined by the Board, the date on which notice of a meeting of Unitholders is mailed, the first date on which a signed written consent is delivered to the Company setting forth the action taken or proposed to be taken, or the date on which the resolution of the Board declaring a Distribution is adopted, as the case may be, shall be the record date for the determination of the Unitholders entitled to notice of or to vote at such meeting (including any adjournment thereof) or to consent to such action in writing without a meeting or the Unitholders or to receive such Distribution, as the case may be.

(h)   Limitation on Voting Rights. Except as expressly provided in this Agreement or by non-waivable provisions of the Tennessee Act, the holders of Non-Voting Units shall not have any voting or consent rights under this Agreement or the Tennessee Act with respect to the Non-Voting Units held by such Person, including, without limitation, with respect to any matters to be decided by the Company or any other governance matters described in this Agreement, and each holder of Non-Voting Units, by its acceptance thereof, expressly waives any consent or voting rights (except to the extent expressly provided in this Agreement) or other rights to participate in the governance of the Company, whether such rights may be provided under the Tennessee Act or otherwise.

(i)   Telephone Conference. Unitholders may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.3   **Issuance of Additional Units and Interests**. Subject to compliance with the provisions of this Agreement (including Section 3.5), the Board shall have the sole right and authority to cause the Company to authorize or create additional classes or series of Units, other Equity Securities, any debt securities and to issue or sell to any Person (including Unitholders and their Affiliates and warrantholders) any Equity Securities or debt securities, including any of the following (which for purposes of this Agreement shall be "Additional Securities"): (i) additional Units or other Equity Securities of the Company (including of existing classes, groups or series of Equity Securities of the Company or of other classes, groups or series thereof having such relative rights, powers, preferences or duties as may from time to time be established by the Board, including rights, powers, preferences or duties different from, senior to or more favorable than existing classes, groups and series of Equity Securities of the Company), (ii) obligations, evidences of indebtedness, or other securities or interests convertible or exchangeable into Units or other Equity Securities of the Company, and (iii) warrants, options, or other rights to purchase or otherwise acquire Units or other Equity Securities of the Company. In the event of an issuance of Additional Securities pursuant to the foregoing sentence, (A) the Board shall have the power to amend this Agreement and Schedule A to reflect such additional issuances and dilution and to make any such other amendments as it deems necessary or desirable to reflect such additional issuances (including, without limitation, amending this Agreement to increase the authorized Equity Securities of any class, group or series, to create and authorize a new class, group or series of Equity Securities and to add the terms of such new class, group or series of Equity Securities including economic and governance rights which may be different from, senior to or more favorable than the other existing Equity Securities), in each case without the approval or consent of any other Person, and (B) the Board shall have the right to determine any required Capital Contributions (whether in the form of cash, cash equivalents, promissory obligations, or other property) in connection therewith. Any Person who acquires Units or other Equity Securities of the Company may be admitted to the Company as a Unitholder pursuant to the terms of Section 11.2, and shall enter into such other documents, instruments and agreements to effect such purchase as are required by the Board. If any Person acquires additional Units or other interests in the Company or is admitted to the Company as an additional Unitholder, Schedule A shall be amended to reflect such additional issuance and/or Unitholder, as the case may be.

3.4   **Class B Units**.

(a)   The Board may cause the Company to issue Class B Units (including any group or series thereof) to existing or new employees, officers, directors, consultants or other service providers to the Company pursuant to an Equity Agreement approved by the Board, which Equity Agreement shall contain such provisions as the Board shall determine, which may include, without limitation, (i) the forfeiture of, or the right of the Company, to repurchase from each holder thereof, all such Class B Units issued in the event such Person ceases to be an employee, officer, manager, director or consultant of or to perform other services for the Company or upon such other conditions as determined by the Board and (ii) provisions regarding vesting of such Class B Units, including upon the happening of certain events, upon the passage of a specified period of time, upon the fulfillment of certain conditions or upon the achievement by the Company and its Affiliates of certain performance goals.

(b)   Upon the issuance of any Class B Unit, the Board in its sole discretion shall fix the Floor Amount for such Class B Unit, if any. The Class B Units are intended to constitute "profits interests" under IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43, and the provisions hereof are to be interpreted and applied consistently therewith. Each Class B Unit's Floor Amount may be adjusted after the grant of such Class B Unit in the discretion of the Board in a manner intended to preserve the intent that such Class B Units be "profits interests" for U.S. federal income tax purposes.

(c)   This Section 3.4, together with the Equity Agreements pursuant to which the Class B Units are issued, are intended to qualify as a compensatory benefit plan within the meaning of Rule 701 of the Securities Act and the issuance of Class B Units pursuant hereto is intended to qualify for the exemption from registration under the Securities Act provided by Rule 701; provided that the foregoing shall not restrict or limit the Company's ability to issue any Class B Units pursuant to any other exemption from registration under the Securities Act available to the Company. The Company may make the Class B Units and any issuance thereof and any applicable Equity Agreement subject to the terms and conditions of any other equity incentive plan consistent with the terms of this Agreement, as may have been adopted by the Company or any of its Subsidiaries.

(d)   Unless otherwise determined by the Board, it shall be a condition to any Person's receipt of any Class B Unit that such Person shall execute and deliver a valid and timely election under Code Section 83(b) (the "Section 83(b) Election") (in all events no later than thirty (30) days following the transfer of such Class B Units) to the IRS, the Company and the Affiliate of the Company to whom the Person performs the services in respect of which the Class B Unit was granted. Any issuance of Class B Units to a Person who fails to make such a valid and timely election shall be null and void *ab initio* without consideration paid to the Person. Each Person receiving Class B Units hereby acknowledges that (i) the Company has not provided, and is not hereby providing, such Person with tax advice regarding the Section 83(b) Election and has urged the Person to consult the Person's own tax advisor with respect to the income taxation consequences thereof and (ii) the Company has not advised the Person to rely on any determination by it or its representatives as to the Fair Market Value specified in the Section 83(b) Election and will have no liability to the Person if the actual fair market value of the Class B Units on the date of transfer exceeds the amount specified in the Section 83(b) Election.

(e)   By executing this Agreement, each Unitholder authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice

2005-43 (the "IRS Notice") apply to any Class B Units in the Company transferred at any time to a service provider by the Company in connection with services provided for the benefit of the Company. For purposes of making such Safe Harbor election, the Partnership Representative is hereby designated for execution of such Safe Harbor election in accordance with Section 3.03(1) of the IRS Notice. The Company and each Unitholder hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including, without limitation, the requirement that each Unitholder who receives Class B Units shall make a timely and effective Section 83(b) Election with respect to such Units and that all Unitholders will (i) treat such Units as outstanding for tax purposes, (ii) treat such Unitholder as a unitholder of the Company for tax purposes with respect to such Units and (iii) file all tax returns and reports consistently with the foregoing, and neither the Company nor any of its Unitholders will deduct any amount (as wages, compensation or otherwise) for the fair market value of such Units for federal income tax purposes. Each Unitholder authorizes the Partnership Representative to amend this Section 3.4(e) to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided for the benefit of the Company as set forth in Section 4 of the IRS Notice (including, without limitation, any amendment to reflect changes from the rules set forth in the IRS Notice in subsequent Treasury Regulations or Internal Revenue Service guidance), provided that such amendment is not materially adverse to such Unitholder (as compared with the after-tax consequences that would have resulted if the provisions of the IRS Notice had applied to all interests in the Company transferred to service providers by the Company in connection with services provided for the benefit of the Company). A Unitholder's obligations to comply with the requirements of this Section 3.4(e) shall survive such Unitholder's ceasing to be a Unitholder of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 3.4(e), the Company shall be treated as continuing in existence.

3.5   **Preemptive Rights**.

(a)   Except for issuances of:

(i)   Units set forth on Schedule A as of the date hereof;

(ii)   Equity Securities upon exercise or conversion or exchange of debt securities or Equity Securities which were issued in compliance with this Section 3.5 (to the extent such issuance is effected pursuant to the original terms of any such debt securities or other Equity Securities issued in compliance with this Section 3.5) or Equity Securities which were issued in an issuance which is exempt from this Section 3.5;

(iii)   Equity Securities pursuant to a Public Offering or a Conversion effected in accordance with Section 15.7 of this Agreement;

(iv)   Equity Securities in connection with *bona fide* debt financings, refinancings, restructurings, acquisitions, business combinations, joint ventures or similar transactions;

(v)   Common Units (or other Equity Securities issued pursuant to incentive or other compensation plans approved by the Board) to officers, directors, consultants, employees, independent contractors or other service providers to the Company in accordance with Section 3.4 of this Agreement;

(vi)   Units in connection with any Unit split or any subdivision of Units, Unit dividend or recapitalization of the Company or any of its Subsidiaries;

(vii)   Equity Securities in connection with a distribution on or with respect to outstanding Units;

(viii)   Equity Securities to any Person who is determined in good faith by the Board to constitute a strategic advisor or other strategic investor of the Company; or

(ix)   Equity Securities to any Person, to the extent the Board determines in good faith that the proceeds of such issuance are needed on an immediate or emergency basis to finance the continuing operations of the Company and its Subsidiaries,

if the Company proposes to sell any Equity Securities to any Person, the Company shall offer to each Class A Common Unitholder (only for so long as they hold Class A Common Units and except to the extent that any of them are Excluded Unitholders) by written notice from the Company (describing in reasonable detail the Equity Securities being offered, the purchase price thereof, the payment terms and such Unitholder's Proportional Share) (the "Participation Notice") the right to purchase a portion of such Equity Securities equal to the quotient obtained by dividing (1) the aggregate number of Class A Common Units held by such Unitholder, by (2) the aggregate number of Class A Common Units held by all Class A Common Unitholders (except to the extent any of them are Excluded Unitholders) (such Unitholder's "Proportional Share"); provided that a Class A Common Unitholder who (x) is not an "accredited investor" as such term is defined in the Securities Act and the rules and regulations promulgated thereunder, or (y) is in breach of any noncompetition, nonsolicitation, confidentiality or similar restrictive provisions to which such Unitholder is bound pursuant to this Agreement, an Equity Agreement or any other agreement between such Unitholder and the Company or any of its Subsidiaries (any such Unitholder described in the foregoing clauses (x), (y) or (z), an "Excluded Unitholder"), shall not have any rights under this Section 3.5. Each Class A Common Unitholder (only for so long as they hold Class A Common Units and except to the extent that any of them are Excluded Unitholders) shall be entitled to purchase all or any portion of its Proportional Share of such offered Equity Securities at the same price and on the same terms as such Equity Securities are to be offered to any other Person; provided that if all Persons entitled to purchase or receive any class or series of such Equity Securities are required to also purchase other securities of the Company, the Class A Common Unitholders exercising their rights pursuant to this Section 3.5 shall also be required to purchase the same strip of securities (on the same terms and conditions) that such other Persons are required to purchase. If all of the Equity Securities offered to the Class A Common Unitholders hereunder are not fully subscribed by such Class A Common Unitholders, the unsubscribed Equity Securities shall be allocated to the Class A Common Unitholders purchasing their full allotment and indicating in their notice to the Company pursuant to Section 3.5(b) a desire to acquire any Equity Securities that are available because of under-subscription.

(b)   In order to exercise its purchase rights hereunder, a Class A Common Unitholder must within ten (10) calendar days of the date of the Participation Notice deliver a written notice to the Company irrevocably exercising its rights to purchase such offered Equity Securities hereunder (including the extent, subject to any maximum dollar amounts or number of Equity Securities specified therein, to which such Class A Common Unitholder elects to acquire any Equity Securities in excess of its Proportional Share available if the Equity Securities offered to the Class A Common Unitholders are not fully subscribed by such Class A Common Unitholders based on their respective Proportional Shares).

(c)   Upon the expiration of the offering periods described above, the Company shall be entitled to sell such Equity Securities which the Class A Common Unitholders have not elected to purchase during the one hundred eighty (180) calendar days following such expiration at a price and on payment terms not less and on other terms and conditions no more favorable in the aggregate to the purchasers thereof than that offered to such Class A Common Unitholders. Any securities offered by the Company after such one hundred eighty (180) calendar day period must be reoffered to such Class A Common Unitholders pursuant to the terms of this Section 3.5.

(d)   Notwithstanding anything to the contrary set forth herein, in lieu of offering any Equity Securities to the Class A Common Unitholders at the time such Equity Securities are offered to other Persons, the Company may comply with the provisions of this Section 3.5 by making an offer to sell to the Class A Common Unitholders (other than Excluded Unitholders) their Proportional Share of such securities within sixty (60) days after the initial closing of the sale of the Equity Securities to such other Persons is effected. In such event, for all purposes of this Section 3.5, each Class A Common Unitholder's Proportional Share shall be determined taking into consideration the actual number of Equity Securities sold to any other Person so as to achieve the same economic effect as if such offer would have been made prior to such sale.

(e)   The rights of the Class A Common Unitholders under this Section 3.5 shall terminate upon the consummation of the first to occur of (i) a Public Offering or (ii) a Sale of the Company.

3.6   Capital Accounts; Profits and Losses.

(a)   The Company shall maintain a separate Capital Account for each Unitholder in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the discretion of the Board), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property.

(b)   For purposes of computing the amount of any item of Company income, gain, loss, or deduction to be allocated pursuant to Article IV and to be reflected in the Capital Accounts of the Unitholders, the determination, recognition, and classification of any such item shall be the same as its determination, recognition, and classification for federal income tax purposes (including any method of depreciation, cost recovery, or amortization used for this purpose); provided that:

(i)   The computation of all items of income, gain, loss, and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(ii)   If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain (if the adjustment increases the Book Value of such Company property) or loss (if the adjustment decreases the Book Value of such Company property) from the disposition of such property.

(iii)   Items of income, gain, loss, or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv)   Items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(v)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(c)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. The Board shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

3.7 **Negative Capital Accounts**. No Unitholder shall be required to pay to any other Unitholder or the Company any deficit or negative balance which may exist from time to time in such Unitholder's Capital Account (including upon and after dissolution of the Company).

3.8 **No Withdrawal**. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein or in the other agreements referred to herein.

3.9 **Loans from Unitholders**. Loans by Unitholders to the Company shall not be considered Capital Contributions. If any Unitholder shall loan funds to the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Unitholder. The amount of any such loans shall be a debt of the Company to such Unitholder and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

ARTICLE IV
DISTRIBUTIONS; ALLOCATIONS

4.1 **Distributions**.

(a) Distributions Generally. Except as otherwise set forth in this Section 4.1, the Board may in its sole discretion make Distributions at any time or from time to time. Notwithstanding any provision to the contrary contained in this Agreement, the Board shall not make a Distribution to any Unitholder on account of its Units if such distribution would violate the Tennessee Act or other applicable law. Any Distribution to the Unitholders shall be made as follows:

(i) First, to the Class A-2 Common Unitholders, an amount equal to the aggregate Class A Unreturned Capital with respect to the Class A-2 Common Units (in the proportion that each Class A-2 Common Unitholder's share of Class A Unreturned Capital with respect to such Class A-2 Common Units bears to the aggregate amount of Class A Unreturned Capital with respect to all Class A-2 Common Units) until the aggregate Class A Unreturned Capital as of the time of such Distribution has been paid in full to the Class A-2 Common Unitholders, plus twenty percent (20%); and

(ii) Second, all remaining amounts shall be distributed to the holders of Common Units (ratably among such holders based upon the number of Common Units held by each such holder immediately prior to such Distribution).

Subject to the limitations set forth in Section 4.1(b), the portion of any Distribution that would otherwise be made under Section 4.1(a)(ii) in respect of any outstanding unvested Class B Units shall be held back by the Board as an "Unvested Distribution Amount," and at such time as the applicable Class B Units become vested, the portion of the Unvested Distribution Amount in respect of any unvested Class B Units outstanding at the time of a prior distribution that became vested following such prior distribution shall be distributed (subject to compliance with applicable law) by the Board to the holder of such Class B Units before the Board makes any other distributions prescribed by Section 4.1(a); provided, that if any portion of such Class B Unit expires, is canceled, is repurchased, forfeited, ceases to vest or is otherwise acquired by the Company, the Unvested Distribution Amount attributable to such Class B Unit shall cease to be recorded as an Unvested Distribution Amount and shall be available for distribution to the Unitholders pursuant to Section 4.1(a) for which the Unvested Distribution Amount was recorded. The Unvested Distribution Amount with respect to any Class B Units may be limited or restricted as set forth in the applicable Equity Agreement. In the event any portions of Unvested Distribution Amounts are owed to more than one holder of the Class B Units, such portions of Unvested Distribution Amounts shall be distributed among such holders pro rata in proportion to the amount of Unvested Distribution Amount then owed to such holders (the "Unpaid Unvested Distribution Amounts") until the Unpaid Unvested Distribution Amounts are reduced to zero.

(b)   Notwithstanding Section 4.1(a), but subject to Section 4.1(c), no amount shall be distributed with respect to a given Class B Unit with a Floor Amount until each holder of a Class A Common Unit and each holder of a Class B Unit with a lower Floor Amount has received, with respect to each Class A Common Unit it holds and each Class B Common Unit with a lower Floor Amount it holds, from and after the date such given Class B Unit was issued, distributions pursuant to Section 4.1(a) equal to the Floor Amount of such given Class B Unit (the making of such distributions, a "Threshold Event"). In the case of a Distribution pursuant to Section 4.1(a) that causes a Threshold Event with respect to a holder of Class B Units, the holder of such Class B Units shall be eligible to receive only the pro rata share of the Distributions being made pursuant to Section 4.1(a)(ii) that are in excess of the amount necessary to reach the Threshold Event. Amounts that would be distributable with respect to a Class B Unit but for this Section 4.1(b) (including, for the avoidance of doubt, an amount equal to the amount of any reduction in Distributions to a holder of Class B Units resulting from the application of the foregoing sentence) shall instead be distributed in accordance with Section 4.1(a) with respect to the Class A Common Units and any other Class B Units with a lower Floor Amount that are outstanding as of the date of such Distribution, subject to the provisions of this Section 4.1(b). Without limiting any of its other powers herein, the Board may determine to amend this Agreement in accordance with Section 15.2 in order to make such changes to this Agreement as the Board determines in its good faith discretion are necessary or appropriate to reflect the principles set forth in this Section 4.1(b) and no such amendment shall, for purposes of this Agreement, be deemed to adversely affect in a disproportionate manner any particular Unitholder or any class of Units.

(c)   Tax Distributions. Notwithstanding any other provision herein to the contrary, so long as the Company is treated as a partnership for federal income tax purposes, the Company shall, not later than 180 days after the end of each Fiscal Year, to the extent funds are legally available therefor and would not impair the liquidity of the Company with respect to working capital, capital expenditures, debt service, reserves, or otherwise and would not be prohibited under any credit facility or other debt agreements to which the Company or any Subsidiary is a party, distribute to the Unitholders pursuant to this Section 4.1(c) an amount of cash (a "Tax Distribution") equal to the product of (i) the Company Income Amount for such Fiscal Year, multiplied by (ii) the Assumed Tax Rate for such Fiscal Year. The "Company Income Amount" for a Fiscal Year shall be an amount, if positive, equal to the net taxable income of the Company for such Fiscal Year, reduced, but not below zero, by any net taxable loss of the Company for any prior Fiscal Year not previously taken into account for purposes of this Section 4.1(c). The "Assumed Tax Rate" for a Fiscal Year shall be the highest effective marginal combined federal, state and local income tax rate (including self-employment, the tax on Net Investment Income in Code Section 1411, and similar taxes) prescribed for any individual or corporation, as applicable, in any jurisdiction in which any Unitholder is subject to taxation (taking into account the character of income and the rates applicable to income of the relevant character, but not reduced by any deduction or credit allowable for state and local taxes and such other assumptions as reasonably determined by the Board). The Company will use reasonable efforts to cause Tax Distributions to be made in a manner which permits such Unitholders to use the proceeds of such Tax Distributions to make on a timely basis all required estimated payments of income taxes in respect of the taxable income so allocated to them. The Tax Distributions for each Fiscal Year shall be distributed to the Unitholders in the same proportions that taxable income of the Company for such Fiscal Year (net of tax losses of the Company for such Fiscal Year and any tax losses of the Company for any prior Fiscal Year not previously taken into account for purposes of this Section 4.1(c), and taking into account the effect of any allocations of taxable income or loss pursuant to Code Section 704(c) would be allocated under Section 4.2 to the Unitholders during such Fiscal Year if an allocation was made at the end of such Fiscal Year. Each Tax Distribution pursuant to this Section 4.1(c) shall be treated as an advance to such Unitholder of amounts to which they are otherwise entitled under Section 4.1(a) and shall reduce the amount of any Distributions to such Unitholder pursuant to Section 4.1(a). Adjustments shall be made to Tax Distributions under Section 4.1(c) to reflect actual (versus estimated) taxable income, Profits and Losses as well as audits and similar adjustments.

(d)   Persons Receiving Distributions. Each Distribution shall be made to the Persons shown on the Company's books and records as Unitholders as of the date of such Distribution; provided, however, that any Transferor and Transferee of Units may mutually agree as to which of them should receive payment of any

Distribution under this Section 4.1. In the event that restrictions on Transfer or change in beneficial ownership of Units set forth herein have been breached, the Company may withhold distributions in respect of the affected Units until such breach has been cured.

(e)   Distributions of In Kind Property. If the Company distributes property in- kind (as otherwise permitted hereunder) that was contributed to the Company (or received by the Company in a tax-free exchange for property contributed to the Company), the Company shall, if possible, distribute (and be deemed to distribute) such property to the Unitholder who contributed such property, to the extent such Unitholder is entitled to receive a Distribution at such time under the economic priorities set forth in this Section 4.1.

4.2   **Allocations**.

(a)   After taking into account the special allocations set forth in Section 4.3, and subject to Section 4.2(b), Profits and Losses for each Fiscal Year shall be allocated among the Unitholders in the manner that will cause their Capital Accounts to proportionately equal, as closely as possible, the excess of (i) the amount that would be distributable to the Unitholders under Section 13.2 if the Company were dissolved, its affairs wound up and (A) all Company assets were sold on the last day of the Fiscal Year for cash equal to their respective Book Values, (B) all Company liabilities were satisfied (limited, with respect to each "partner nonrecourse liability" and "partner nonrecourse debt," as defined in Treasury Regulations Section 1.704-2(b)(4), to the Book Value of the Company assets securing such liabilities) and (C) the net assets were immediately distributed in accordance with Section 13.2 to the Unitholders over (ii) such Unitholder's share of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(g)(1) and (g)(3)) and such Unitholder's Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(i)), computed immediately prior to the hypothetical sale of Company assets. For purposes of allocating Profits and Losses, and all other items of income, gain, deduction and loss, pursuant to this Section 4.2 (and Section 9.3, to the extent applicable), all outstanding Class B Units shall be treated as vested Class B Units.

(b)   If any allocation of Losses would cause a Unitholder to have an Adjusted Capital Account Deficit, then those Losses instead are to be allocated to the other Unitholders pro rata in accordance with their positive Capital Account balances until their respective Capital Accounts are reduced to zero, and any remaining Losses are to be allocated to each Unitholder in such manner as determined by the Board, subject to the requirements of the Code and applicable Treasury Regulations.

4.3   **Special Allocations**. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article 4, if there is a net decrease in Company Minimum Gain during any Taxable Year, each Unitholder shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Unitholder's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unitholder pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.3(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(b)   Unitholder Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article 4, if there is a net decrease in Unitholder Minimum Gain attributable to Unitholder Nonrecourse Debt during any Taxable Year, each Unitholder which has a share of the Unitholder Minimum Gain attributable to such Unitholder Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Unitholder's share of the net decrease in Unitholder Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.3(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted in a manner consistent therewith.

(c)   Qualified Income Offset. If any Unitholder that unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 4.3(a) and 4.3(a) but before the application of any other provision of this Article IV, then Profits for such Taxable Year shall be allocated to such Unitholder in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)   Gross Income Allocation. In the event that any Unitholder has an Adjusted Capital Account Deficit at the end of any Taxable Year, then each such Unitholder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.3(d) shall be made only if and to the extent that such Unitholder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 7 have been made as if Section 4.3(c) and this Section 4.3(d) were not in this Agreement.

(e)   Unitholder Nonrecourse Deductions. Any Unitholder Nonrecourse Deductions for any Taxable Period or other period shall be specially allocated to the Unitholder who bears the economic risk of loss with respect to the Unitholder Nonrecourse Debt to which such Unitholder Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

(f)   Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year shall be allocated to the Unitholders in such manner as determined by the Board (as permitted or required under applicable law).

(g)   Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required pursuant to Treasury Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a Distribution to a Unitholder in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the tax basis of such asset) or loss (if the adjustment decreases such tax basis) and such gain or loss shall be specially allocated (i) to the Unitholders in accordance with their respective interests in the Company, if Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or (ii) to the Member to which such Distribution was made, if Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h)   Regulatory Allocations. The allocations set forth in Section 4.2(b) and Sections 4.3(a)-(d) (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Unitholders intend to allocate Profit and Loss of the Company or make Company distributions. It is the intent of the Unitholders and the Company that, to the extent possible, all Regulatory Allocations are to be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 7.2 (h). Accordingly, notwithstanding the other provisions of this Article IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Unitholders in whatever manner the Board determines appropriate so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Unitholders to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction, and loss) had been allocated without reference to the Regulatory Allocations.

(i) Forfeiture Allocations. The Company and the Unitholders acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of Profits and Losses provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Profits and Losses will be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

(j) Other Allocation Rules.

(i) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items are to be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(ii) Each Unitholder acknowledges the income tax consequences of the allocations made by Article IV and shall report such Unitholder's share of Company income and loss for income tax purposes in a manner consistent with Article IV.

(k) Income Tax Allocations.

(i) Except as otherwise provided in this Section 4.3(k) or required by the Code or other applicable law, each item of Company income, gain, loss and deduction for U.S. federal income tax purposes shall be allocated among the Unitholders in the same manner as such items are allocated for book purposes pursuant to this Article IV, except that if such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses, deductions and credits for U.S. federal income tax purposes shall be allocated among the Unitholders so as to reflect as nearly as possible the allocation set forth herein in computing their respective Capital Accounts.

(l) Except as provided in Section 4.3 the income, gains, losses, deductions, and credits of the Company will be allocated, for federal, state, and local income tax purposes, among the Unitholders in accordance with the allocation of such income, gains, losses, deductions, and credits among the Unitholders as described in this Section 4.2; except that, if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses, deductions, and credits will be allocated among the Unitholders so as to reflect as nearly as possible the allocation set forth herein.

(i) Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Unitholders in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value. Such allocations shall be made using any reasonable method specified in Treasury Regulation Section 1.704-3 as determined by the Board.

(m) If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f) subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c). Such allocations shall be made using any reasonable method specified in Treasury Regulation Section 1.704-3 as determined by the Board.

(n)   Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Unitholders according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(o)   Any elections or other decisions relating to such allocations shall be made by the Board, in any manner that reasonably reflects the purpose and intention hereof. Allocations pursuant to this Section 4.3(k) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Unitholder's Capital Account or Unit of Profits, Losses, Distributions, or other Company items pursuant to any provision of this Agreement.

4.4   Indemnification and Reimbursement for Payments on Behalf of a Unitholder. In the event that withholding taxes are paid or required to be paid in respect of amounts allocated to or by the Company or amounts received or distributed by the Company (including federal, state or local withholding taxes imposed with respect to any issuance of Units or other interests to a Unitholder, federal withholding taxes with respect to foreign Persons, state personal property taxes, state personal property replacement taxes, state unincorporated business taxes, etc.):

(a)   If the Company receives proceeds in respect of which a tax has been withheld, the Company shall be treated as having received cash in an amount equal to the amount of such withheld tax, and, for all purposes of this Agreement, subject to Section 4.4(d), each Unitholder shall be treated as having received a distribution pursuant to Section 4.1(a) hereof equal to the portion of the withholding tax allocable to such Unitholder, as determined by the Board consistent with Section 4.2 hereof. In the event the Company receives a refund of taxes previously withheld by a third party from one or more payments to the Company, the economic benefit of such refund shall be apportioned among the Unitholders in a manner reasonably determined by the Board to offset the prior operation of this Section 4.4(a) in respect of such withheld taxes.

(b)   The Company is authorized to withhold from any payment made to, or any distributive share of, a Unitholder, any taxes required by law to be withheld. If, and to the extent, the Company is required to make any tax payments with respect to any distribution to a Unitholder, either (i) such Unitholder's proportionate share of such distribution shall be reduced by the amount of such tax payments (which tax payment shall, subject to Section 4.4(d), be treated as a distribution to such Unitholder pursuant to Section 4.1(a) hereof) or (ii) such Unitholder shall pay to the Company prior to such distribution an amount of cash equal to such tax payments (which payment of cash shall not be deemed to be a Capital Contribution for purposes hereof).

(c)   The Company shall not be liable for any excess taxes withheld in respect of any Unitholder's interest in the Company, and, in the event of over-withholding, a Unitholder's sole recourse shall be to apply for a refund from the appropriate Governmental Entity.

(d)   Any taxes withheld pursuant to Section 4.4(a) or Section 4.4(b) shall be treated as if distributed to the relevant Unitholder to the extent an amount equal to such withheld taxes would then be distributable to such Unitholder and, to the extent in excess of such distributable amounts, as a demand loan payable by the Unitholder to the Company with interest at the lesser of (i) a rate equal to ten percent (10%) per annum, compounded as of the last day of each year, and (ii) the highest rate per annum permitted by law. The Board, in its sole discretion, may either demand payment of the principal and accrued interest on such demand loan at any time, and enforce payment thereof by legal process, or may withhold from one or more distributions to a Unitholder amounts sufficient to satisfy such Unitholder's obligations under any such demand loan.

(e)   All Unitholders shall provide the Company with a complete IRS Form W-8 (with all required attachments) or W-9, as applicable, as well as any other reasonably requested withholding or other tax related forms, information or documentation.

4.5   **Transfer of Capital Accounts**. If a Unitholder Transfers an interest in the Company to a new or existing Unitholder, the Transferee Unitholder shall succeed to that portion of the Transferor's Capital Account that is attributable to the Transferred interest. Any reference in this Agreement to a Capital Contribution of, or Distribution to, a Unitholder that has succeeded any other Unitholder shall include any Capital Contributions or Distributions previously made by or to the former Unitholder on account of the interest of such former Unitholder Transferred to such Unitholder. . In the case of a sale or exchange of an interest in the Company at a time when an election under Code Section 754 is in effect, the transferee Unitholder's Capital Account is not to be adjusted to reflect the adjustments to the adjusted tax basis of assets of the Company required under Code Sections 754 and 743, except as otherwise required or permitted by Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

4.6   **Certain Repurchases and Redemptions**. Notwithstanding anything to the contrary in this Agreement, the Company may, at its option, exercise its repurchase or redemption rights, if any, and fulfill its repurchase or redemption obligations, if any, to a holder of Units pursuant to this Agreement or any Equity Agreement, in whole or in part, by distributing to such holder securities issued by a Subsidiary of the Company with a value equal to the redemption or repurchase price of the Units of such holder to be redeemed or repurchased; provided that, following such distribution the Subsidiary that issued the distributed securities shall promptly redeem or repurchase such securities from such holder for an amount of cash equal to the aggregate redemption or repurchase price of the Units of such holder to be redeemed or repurchased. The Company and the holder agree to treat any such distribution as a distribution of securities of the Subsidiary under Code Section 731(a), but not as a "Distribution" under Section 4.1.


ARTICLE V
BOARD OF MANAGERS; OFFICERS


5.1   **Management by the Board of Managers**.

(a)   Management Authority. Except for situations in which the approval of the Unitholders is expressly and specifically required by the express terms of this Agreement or by non-waivable provisions of the Tennessee Act, (i) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed, operated and controlled by or under the direction of, the Board, as established under Section 5.2, and (ii) the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

(b)   Board Action. The Board may act (i) by resolutions adopted at a meeting and by written consents pursuant to Section 5.3, (ii) by delegating power and authority to committees pursuant to Section 5.4, and (iii) by delegating power and authority to any Officer pursuant to Section 5.7(a).

(c)   Time and Attention of Managers. Each Unitholder acknowledges and agrees that each Manager (other than any Manager who is also an employee of the Company or any of its Subsidiaries) shall not, as a result of being a Manager, be bound to devote all of his or her business time to the affairs of the Company, and that such Managers and their respective Affiliates do and will continue to engage for their own account and for the accounts of others in other business ventures.

(d)   Officers. The management of the business and affairs of the Company by the Officers and the exercising of their powers shall be conducted under the supervision of and subject to the approval of the Board.

5.2   **Composition and Election of the Board of Managers**.

(a)   Number and Designation. A Board of Managers (the "Board") is hereby established initially consisting of up to four (4) members (the "Managers"). Kristopher Esqueda, Brice Hoffman, Aaron Izaguirre, Matthew Izaguirre shall each have the right to designate one Manager, and initially, the managers shall be Kristopher Esqueda, Brice Hoffman, Aaron Izaguirre, Matthew Izaguirre.

(b)   Term. Each Manager shall serve from their designation in accordance with the terms hereof until his, her or its resignation, death or removal in accordance with the terms hereof. Managers need not be Unitholders and need not be residents of the State of Tennessee. A person shall become a Manager effective upon receipt by the Company at its principal place of business of a written notice addressed to the Board (or, in the absence of any Managers then in office, to the Company's chief executive officer) (or at such later time or upon the happening of some other event specified in such notice) of such person's designation from the person or persons entitled to designate such Manager pursuant to Section 5.2(a); provided that the person(s) specifically named in Section 5.2(a) automatically shall be members of the Board from the date hereof until their resignation, death or removal. A Manager may resign as such by delivering his, her or its written resignation to the Company at the Company's principal office addressed to the Board. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(c)   Removal. (i) Unless otherwise determined by the Board, if any Manager (A) that is employed by the Company or its Subsidiaries ceases to be employed by the Company or its Subsidiaries, or (B) has breached any of the restrictive covenants by which such Manager is bound pursuant to any Restrictive Covenant Agreement, such Manager, in the case of each of the foregoing clauses (i)(A) and (i)(B) shall automatically (without any further action on the part of the Board or the Company) be removed from the Board and each committee thereof effective as of the date such employment ceased or the date of the breach. (ii) Without limiting the applicability of the proviso in Section 5.2(a), any Manager may be removed as such by the Person or Persons originally entitled to designate such Manager pursuant to Section 5.2(a).

(d)   Vacancies. In the event that any designee under Section 5.2(a) for any reason ceases to serve as a Manager or in the event of any other vacancy, the resulting vacancy on the Board shall be filled by the Person or Persons entitled to designate such designee under Section 5.2(a).

(e)   Reimbursement. The Company shall pay all reimbursable out-of-pocket costs and expenses incurred by each member of the Board incurred in the course of their service hereunder, including in connection with attending regular and special meetings of the Board, any board of managers or board of directors of each of the Company's Subsidiaries and/or any of their respective committees.

(f)   Compensation of Managers. The Board shall determine from time to time any compensation payable to the Managers for serving in such capacity and may authorize the Company to enter into one or more agreements with any Manager for the provision of certain management, administrative, operational and/or other services with respect to the Company and any amendments and modifications thereto.

(g)   Reliance by Third Parties. Any Person dealing with the Company, other than a Unitholder, may rely on the authority of the Board (or any Officer authorized by the Board) in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement. Every agreement, instrument or document executed by the Board (or any Manager or Officer authorized by the Board) in the name of the Company with respect to any business or property of the Company shall be conclusive evidence in favor of any Person relying thereon or claiming thereunder that (i) at the time of the execution or delivery thereof, this Agreement was in full force and effect, (ii) such agreement, instrument or document was duly executed according to this Agreement and is binding upon the Company and (iii) the Board or such Manager or Officer was duly authorized and empowered to execute and deliver such agreement, instrument or document for and on behalf of the Company.

5.3   Board Meetings and Actions by Written Consent.

(a)   Quorum; Required Vote. Managers having a majority of the total votes of all Managers then serving on the Board must be present (including for purposes of actions taken pursuant to Section 5.3(g)) in order to constitute a quorum for the transaction of business of the Board, and except as otherwise provided in this Agreement, decisions of the Board shall require the approval of the Managers having the right to cast a majority of the votes (as detailed below) present at a meeting of the Board at which a quorum is present. Each Manager shall have one (1) vote on all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). A Manager who is present at a meeting of the Board at which action on any matter is taken shall be presumed to have assented to the action unless his or her dissent shall be entered in the minutes of the meeting or unless he shall file his or her written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

(b)   Place; Attendance. Meetings of the Board may be held at such place or places as shall be determined from time to time by resolution of the Board. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   Meeting In Connection With Unitholder Meeting. In connection with any meeting of Unitholders, the Managers may, if a quorum is present, hold a meeting for the transaction of business immediately after and at the same place as such meeting of the Unitholders. Notice of such meeting at such time and place shall not be required.

(d)   Time, Place and Notice. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by resolution of the Board. Notice of such meetings shall not be required.

(e)   Special Meetings. Special meetings of the Board may be called by any Manager on at least twenty-four (24) hours' notice to each other Manager, either personally, by telephone or by email. Such notice shall state the purpose of the business to be transacted at such meeting.

(f)   Chairman. The Board may from time to time designate one of the Managers to serve as Chairman. The Chairman shall preside at all meetings of the Board. If the Chairman is absent at any meeting of the Board, the Managers present shall designate another Manager to serve as interim chairman for that meeting. The Chairman shall not, except in his or her capacity as an Officer, have the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure or incur any obligation on behalf of the Company or authorize any of the foregoing.

(g)   Action by Written Consent or Telephone Conference. Any action permitted or required by the Tennessee Act, the Articles or this Agreement to be taken at a meeting of the Board or any committee designated by the Board may be taken without a meeting if one or more consents in writing, setting forth the action to be taken, are signed by the Managers or members of such committee, as the case may be, holding at least the number of votes required to take such action at a meeting of the Board if all Managers were present at such meeting. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of the State of Tennessee. Subject to the requirements of the Tennessee Act, the Articles or this Agreement for notice of meetings, unless otherwise restricted by the Articles, the Managers or members of any committee designated by the Board may participate in and hold a meeting of the Board or any committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

5.4   **Committees; Delegation of Authority and Duties**.

(a)   Committees; Generally. The Board may, from time to time, designate one or more committees, which, to the extent provided in the enabling resolution or in the Articles or this Agreement, shall have and may exercise all of the authority of the Board. The Board may dissolve any committee at any time, unless otherwise provided in the Articles or this Agreement. The voting and quorum provisions contained in Section 5.3(a) shall apply, *mutatis mutandis*, to any meetings of the committees designated by the Board.

(b)   Delegation; Generally. The Board may, from time to time, delegate to one or more Persons (including any Manager or Officer) such authority and duties as the Board may deem advisable in addition to those powers and duties set forth in Section 5.1(a). The Board also may assign titles (including chairman, executive chairman, chief executive officer, president, vice president, secretary, assistant secretary, treasurer and assistant treasurer) to any Manager, Unitholder or other individual and may delegate to such Manager, Unitholder or other individual certain authority and duties. Any number of titles may be held by the same Manager, Unitholder or other individual. Any delegation pursuant to this Section 5.4(b) may be revoked at any time by the Board.

(c)   Third-party Reliance. Any Person dealing with the Company, other than a Unitholder, may rely on the authority of any Officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

5.5   **Certain Limitations on Liability**.

(a)   Performance of Duties; No Liability of Managers, Unitholders or Officers. No Unitholder, Manager or Officer shall owe any duties of any kind, at law or in equity, to the Company, any Unitholder, any Manager or any other Person (including, without limitation, any fiduciary duties (including, without limitation, any duties of care or loyalty)), and such duties are, to the maximum extent permissible under applicable law, expressly eliminated; provided, that, with respect to a Manager or a managing member, the implied contractual covenant of good faith and fair dealing shall not be eliminated. Each Unitholder may make decisions, cast votes, and act in such Unitholder's sole discretion and own best interest.

(b)   Effect on Other Agreements. For the avoidance of doubt, this Section 5.5 shall not in any way affect, limit or modify the liabilities, obligations or duties of any Officer or employee, including under any employment agreement, consulting agreement, confidentiality agreement, noncompete agreement, nonsolicit agreement or any similar agreement with the Company or any of its Subsidiaries, nor shall it affect the obligations of any Unitholder, as such, under this Agreement.

5.6   **No Investment Advice.**

(a)   Each Unitholder is solely responsible for determining whether it will invest in the Company, based on its own assessment of the Company's business and underlying assets and investments. No Manager and no Unitholder is providing any advice to the Unitholders or the Company with respect to any such investment decision.

(b)   Each Unitholder is individually responsible for monitoring the investments and other holdings underlying the Company and for making all investment decisions relating thereto. The Manager(s) will not provide any investment advice or exercise any investment discretion on behalf of any Unitholder or the

Company, including, without limitation, any advice or discretion relating to any investment decision, voting, including decisions to dispose of any investment. Additionally, the Manager(s) will not monitor any investment on behalf of the Unitholders or the Company (other than for administrative actions).

(c)   The Manager(s) is not acting in an advisory capacity to any Unitholder or the Company. The availability of any investment in the Company does not constitute a recommendation by the Manager(s) as to the merits or appropriateness of investing in the Company.

5.7   Officers.

(a)   Designation and Appointment. The Board may (but need not), from time to time, designate and appoint one or more persons as an Officer of the Company. Any Officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them by resolution of the Board or by contract. The Board may assign titles to particular Officers. Unless the Board otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to (i) any specific delegation of authority and duties made to such Officer by the Board pursuant to the third sentence of this Section 5.7(a) or (ii) any delegation of authority and duties made to one or more Officers pursuant to the terms of Sections 5.4(b) and Section 5.7(c). Each Officer shall hold office until such Officer's successor shall be duly designated and shall qualify or until such Officer's death or until such Officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the Officers and agents of the Company shall be fixed from time to time by the Board.

(b)   Resignation; Removal; Vacancies. Any Officer (subject to any contract rights available to the Company, if applicable) may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, by the Board in its discretion at any time. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Board and shall remain vacant until filled by the Board.

(c)   Duties of Officers. Notwithstanding anything to the contrary set forth herein, the Officers, in the performance of their duties as such, shall owe to the Unitholders duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Tennessee.

ARTICLE VI
GENERAL RIGHTS AND OBLIGATIONS OF UNITHOLDERS

6.1   Limitation of Liability. Except as otherwise provided by applicable law, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and no Unitholder shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Unitholder of the Company. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Tennessee Act shall not be grounds for imposing personal liability on the Unitholders for liabilities of the Company.

6.2   Lack of Authority. No Unitholder in his, her, or its capacity as such (other than the members of the Board acting as the Board, any committee of the Board acting as such, or an authorized Officer of the Company) has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company or to make any expenditures on behalf of the Company, and the

Unitholders hereby consent to the exercise by the Board of the powers conferred on it by law and this Agreement. Without limiting the foregoing, the lending of money to the Company by a Unitholder or any Affiliate thereof, the exercise of any rights, duties or obligations in connection with the service by a Unitholder or its designee on the Board, or the service by a Unitholder as an officer of the Company and its Subsidiaries shall not (i) be deemed to constitute participation in control of the Company, or (ii) affect, impair or eliminate the limitations on the liability of a Unitholder under this Agreement.

6.3   **No Right of Partition**. No Unitholder shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.4   **Unitholders Right to Act**. Except as expressly provided in this Agreement, or as otherwise required under the Tennessee Act, the Unitholders shall have no right to vote on any Company matter. For situations where the approval of the Unitholders or class thereof (rather than the approval of the Board on behalf of the Unitholders or class thereof) is required, the Unitholders shall act through meetings and written consents as described in Section 3.2.

6.5   **Confidential Information**. Each Unitholder agrees that it will not divulge, communicate, or use to the detriment of the Company or any of its Subsidiaries or Affiliates (collectively, the "Company Group"), confidential information or trade secrets relating to the Company Group, including, without limitation, business strategies, operating plans, acquisition strategies (including the identities of (and any other information concerning) possible acquisition candidates), financial information, market analysis, acquisition terms and conditions, personnel information, know-how, customer lists and relationships, supplier lists and relationships, product plans, developments, inventions, processes, formulas, technology, designs engineering or hardware configuration or other non-public proprietary and confidential information in whatever form, whether oral, written or electronic, relating to the Company Group (collectively, the "Confidential Information"). It is agreed that the Confidential Information is confidential and proprietary to the Company or its applicable Subsidiary or Affiliate and that such Confidential Information encompasses technical know-how, trade secrets, or technical, financial, organizational, sales, or other valuable aspects of the Company's business and trade, including, without limitation, technologies, products, processes, plans, clients, personnel, operations and business activities. The foregoing restrictions on the divulging, communication and use of Confidential Information shall not apply to the extent the divulging, communication or use (i) is required in the course of performing Unitholder's duties as a Manager, Officer or employee of the Company or its Subsidiaries or Affiliates, (ii) is made with the Board's written consent, (iii) relates to information that is or becomes generally known by the public other than as a result of a breach of this Agreement by such Unitholder, or (iv) is required to be disclosed by law or judicial or administrative process; provided, that, in the case of clause (iv), such Unitholder provides the Board with prompt prior written notice of such requirement and the terms of and circumstances surrounding such requirement so that the Board may seek an appropriate protective order or other remedy, or waive compliance with the terms of this Agreement, and such Unitholder shall provide such cooperation with respect to obtaining a protective order or other remedy as the Board shall reasonably request. If a protective order or other remedy is not obtained, or if the Board is required to waive compliance with the provisions hereof, such Unitholder will furnish only that portion of such confidential information or trade secrets which, as it is advised by its outside legal counsel, it is legally required to furnish. Nothing in this Section 6.5 shall in any way limit or otherwise modify any confidentiality covenants entered into by any Person pursuant to any other agreement to which such Person and the Company or any of its Subsidiaries are parties.

ARTICLE VII
EXCULPATION AND INDEMNIFICATION

7.1   **Exculpation**. No present or former Manager (other than any Manager who is also an employee) shall be liable to the Company, any Unitholder or other Person for any loss suffered by the Company or any Unitholder (including, without limitation, losses resulting from errors in judgment) unless such loss is caused by such Person's fraud or willful misconduct, in each case, as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Any Officer or Manager may consult with counsel and accountants and other experts, including financial advisors, in respect of Company affairs, and provided such Person acts in good faith reliance upon the advice or opinion of such counsel or accountants or other experts, such Person shall not be liable for any loss suffered by the Company or any Unitholder in reliance thereon.

7.2 **Right to Indemnification**. Subject to Section 4.4 and subject to the limitations and conditions as provided in this Article VII, each Person (each, an "Indemnified Person") who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was (and was acting for and on behalf of the Company in a capacity as) a Unitholder, Manager or Officer, or, while a Unitholder, Manager or Officer is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited-liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be indemnified by the Company to the fullest extent permitted by the Tennessee Act, as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by such Indemnified Person in connection with such Proceeding, and indemnification under this Article VII shall continue as to an Indemnified Person who has ceased to serve in the capacity which initially entitled such Indemnified Person to indemnity hereunder; provided that, unless the Board otherwise consents in writing and subject to applicable law, no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to actions or omissions by an Indemnified Person or any of its Affiliates to the extent the act or omission was attributable to such Indemnified Person's or any of its Affiliates' (excluding, for purposes hereof, the Company's or any of its Subsidiaries') fraud or willful misconduct, in each case, as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided further that, unless the Board otherwise determines, no Person shall be entitled to indemnification hereunder with respect to a proceeding initiated by such Person, or with respect to proceeding between such Person or such Person's Affiliates (excluding, for purposes hereof, the Company or any of its Subsidiaries) on the one hand and the Company or any of its Subsidiaries on the other. The rights granted pursuant to this Article VII shall be deemed contract rights, and no amendment, modification or repeal of this Article VII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article VII could involve indemnification for negligence or under theories of strict liability.

7.3 **Advance Payment**. Reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 7.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding shall be paid by the Company as incurred in advance of the final disposition of the Proceeding (unless otherwise determined by the Board) in the specific case upon receipt of an undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company.

7.4 **Indemnification of Employees and Agents**. The Company, by adoption of a resolution of the Board, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Persons who are not or were not Managers or Officers but who are or were serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited-liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his or her status as such a Person to the same extent that it may indemnify and advance expenses to Managers and Officers under this Article VII.

7.5 **Appearance as a Witness**. Notwithstanding any other provision of this Article VII, the Company shall pay or reimburse reasonable out-of-pocket expenses incurred by a Manager or Officer in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

7.6 **Non-exclusivity of Rights**. The right to indemnification and the advancement and payment of expenses conferred in this Article VII shall not be exclusive of any other right which a Manager, Officer or other Person indemnified pursuant to Section 7.2 may have or hereafter acquire under any law (common or statutory), provision of the Articles or this Agreement, agreement, vote of Unitholders or disinterested Managers or otherwise.

7.7 **Insurance**. The Company may purchase and maintain insurance, or cause its Subsidiaries to purchase and maintain insurance, at its or their expense, to protect itself and any Person who is or was serving as a Manager, Officer or agent of the Company or is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited ability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VII.

7.8 **Limitation**. Notwithstanding anything contained herein to the contrary (including in this Article VII), but subject to any applicable Equity Agreement, any indemnity by the Company relating to the matters covered in this Article VII shall be provided out of and to the extent of the Company's assets only, and no Unitholder (unless such Unitholder otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company (except as expressly provided herein).

7.9 **Effect on Other Agreements and Unitholders' Obligations**. This Article VII shall not in any way affect, limit or modify any Unitholder's liabilities or obligations under this Agreement or any Manager's, Officer's or employee's liabilities or obligations under any employment agreement, consulting agreement, confidentiality agreement, noncompete agreement, nonsolicit agreement or any similar agreement with the Company or any of its Subsidiaries.

7.10 **Savings Clause**. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager, Officer or any other Person indemnified pursuant to this Article VII as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS

8.1 **Records and Accounting**. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists, and copies of documents required to be provided pursuant to Section 8.3 or pursuant to applicable laws. The unit ledger for the Company and any unit certificates held by the Company, and the stock or unit ledgers and equity certificates for each of its Subsidiaries, shall be maintained by the Company. The Company's books and records shall be available for inspection and copying by any Class A or Class-A2 Member or its duly authorized representatives during normal business hours for any purpose reasonably related to their interest in the Company. All matters concerning (i) the determination of the relative amount of allocations and distributions among the Unitholders pursuant to Article III and Article IV and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board, whose determination shall be final and conclusive as to all of the Unitholders absent manifest clerical error.

8.2   Fiscal Year. The fiscal year of the Company shall constitute the twelve-month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Board.

8.3   Financial Reports. The Company shall furnish to its Unitholders such financial statements and other information as determined by the Board from time to time.

8.4   Transmission of Communications. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice, or other communication received from the Board to such other Person or Persons.

ARTICLE IX
TAXES

9.1   Tax Returns.

(a)   Without limiting the provisions of and subject to Section 4.5 and Section 9.2, the Board shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, and shall cause the Company to make any elections, accounting methods and practices, and filings it may deem appropriate and in the best interests of the Unitholders. Each Unitholder shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed. The Company shall use its commercially reasonable efforts to furnish all pertinent information to the Unitholders that is necessary to determine amounts includable on their tax returns with respect to the Company (including Schedule K-1) not later than 150 days after the end of the Taxable Year or any extension period granted by the relevant authority having jurisdiction over such matters. The Company shall also provide quarterly information and reasonable cooperation so as to assist the Unitholders in determining their estimated taxes in respect of their interest in the Company.

(b)   Each Unitholder will file all income tax returns and report all items of income, gain, deduction, loss and credit consistent with the reporting of such items on the Schedule K-1s it receives from the Company,

9.2   Tax Elections. The Company shall make any election the Partnership Representative may deem appropriate and in the best interests of the Unitholders.

9.3   Partnership Representative.

(a)   KRISTOPHER ESQUEDA shall serve as the "partnership representative" within the meaning of Code Section 6223(a) (in such capacity the "Partnership Representative"). The Partnership Representative is authorized and required to represent the Company before the Internal Revenue Service and any other Governmental Entity with jurisdiction, and to sign such consents and to enter into settlements and other agreements with such agencies as the Board deems necessary or advisable. The Partnership Representative shall act at the direction of the Board with respect to any material tax matter. Each Unitholder agrees to cooperate with the Partnership Representative. The Partnership Representative shall provide the Unitholders with all notices required to be provided to them by law in connection with such proceedings, and shall otherwise keep the Unitholders reasonably informed of the progress thereof. Promptly following the written request of the Partnership Representative, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Partnership Representative for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Partnership Representative in connection with any administrative or judicial proceeding (a) with respect to the tax liability of the Company and/or (b) with respect to the tax liability of the Unitholders in connection with the operations of the Company. The provisions of this Section 9.3(a) shall survive the termination of the Company or the termination of any Unitholder's interest in the Company and shall remain binding on the Unitholder for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the Federal income taxation of the Company or the Unitholders.

(b)   The Partnership Representative may, in its sole discretion, cause the Company to make an election pursuant to Code Section 6226(a) (the "Section 6226 Election"), in the event that it receives a "notice of final partnership adjustment" that would otherwise permit collection of a deficiency of Tax from the Company, for a relevant year. If such election is not made, each Unitholder shall indemnify and hold harmless the Company from and against any liability with respect to the Unitholder's proportionate share of any imputed underpayment as calculated under Code Section 6225(b), including interest and penalties, resulting in liability of the Company, regardless of whether such Unitholder is a Unitholder of the Company in an "adjustment year" (as defined in Code Section 6225(d)(2)). If the Partnership Representative causes the Company to make the Section 6226 Election, the Unitholders covenant to take into account, report, and pay (or reimburse the Company for) the tax liability and any interest and penalties related to any adjustment, determined in accordance with Code Section 6226 and any Treasury Regulations adopted therewith (the "Section 6226 Adjustments"), to their items for the reviewed year as notified to them by the Partnership Representative on behalf of the Company in a statement, such amount to be determined by the Partnership Representative in its discretion by taking into account the relevant tax status and circumstances of such Unitholder, whether or not such Unitholder owns any Units or remains a Unitholder in the year of any such statement. Any Unitholder which fails to report and/or pay (or reimburse the Company for) its share of tax liability and interest and penalties related to such Section 6226 Adjustments on its U.S. federal income tax return for its taxable year including the date of any such statement shall indemnify and hold harmless the Company and the other Unitholders against any tax, interest and penalties collected from the Company as a result of such Unitholder's inaction, together with interest thereon. The foregoing covenants and indemnification obligations of the Unitholders described in this Section 9.3(a) shall survive indefinitely and shall not terminate, without regard to any transfer of a Unitholder's interest, withdrawal as a Unitholder, or liquidation, dissolution or termination of the Company. The Partnership Representative shall act at the direction of the Board with respect to any material tax matter. The Unitholders shall have no claim against the Company or the Partnership Representative for any form of damages or liability as a result of actions taken by the Partnership Representative under this Section 9.3(b).

9.4   Publicly Traded Partnership. Subject to Section 15.7, neither the Company nor any Unitholder will take any action that would cause any interests in the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704(b).

ARTICLE X
TRANSFER OF COMPANY INTERESTS

10.1   Required Consent. Except for Exempt Transfers, no Unitholder shall Transfer (or offer or agree to Transfer) all or any part of any interest in any Equity Securities without the prior written consent of the Board, which consent may be withheld in the Board's sole discretion, and complying with this Article X; provided, that the Board may in its sole discretion waive compliance with any provision of Article X in connection with any Transfer. An "Exempt Transfer" means a Transfer of Equity Securities by a Unitholder (i) pursuant to the forfeiture, repurchase or redemption provisions set forth in any applicable Equity Agreement, (ii) to such Unitholder's Permitted Transferees or (iii) to the Company in a transaction approved by the Board; provided that such Unitholder retains voting control, if any, of such Equity Securities (provided that that if such Unitholder Transfers any interests in any Units to a Permitted Transferee and such Person ceases to be a Permitted Transferee of such Unitholder, then such Person shall, upon ceasing to be a Permitted Transferee, Transfer such interest back to the Unitholder that made such initial Transfer). Any Transfer of Units not in accordance with Article X shall be null and void.

10.2 **Effect of Assignment**.

(a) Termination of Rights. Any Unitholder who shall assign any Units or other interest in the Company shall cease to be a Unitholder of the Company with respect to such Units or other interest and shall no longer have any rights or privileges of a Unitholder with respect to such Units or other interest.

(b) Deemed Agreement. Any Person who acquires in any manner whatsoever any Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

10.3 **Additional Restriction on Transfer**.

(a) Counterpart. Each Transferee of Units or other interest in the Company shall, as a condition precedent to such Transfer, execute and deliver to the Company a counterpart to this Agreement pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

(b) Securities Law Compliance. No Transfer of Units or any other interest in the Company may be made unless such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the interest to be Transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended.

(c) Code Section 7704 Safe Harbor. Subject to Section 15.7, no Transfer of any Unit or economic interest shall be permitted if such Transfer would create, in the Board's discretion, a risk that the Company would be treated as a publicly-traded partnership within the meaning of Code Section 7704.

(d) No Avoidance of Provisions. No Unitholder shall directly or indirectly (i) permit the Transfer of all or any portion of the direct or indirect equity or beneficial interest in such Unitholder or (ii) otherwise seek to avoid the provisions of this Agreement by issuing, or permitting the issuance of, any direct or indirect equity or beneficial interest in such Unitholder, in any such case in a manner which would fail to comply with this Article X if such Unitholder had Transferred Units directly, unless such Unitholder first complies with the terms of this Agreement.

10.4 **Legend**. In the event that certificated Units are issued, such certificated Units will bear the following legend:

"THE UNITS REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [●] AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS"), AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

If a Unitholder holding certificated Units delivers to the Company an opinion of counsel, satisfactory in form and substance to the Board (which opinion may be waived by the Board), that no subsequent Transfer of such Units will require registration under the Securities Act, the Company will promptly upon such contemplated Transfer deliver new certificated Units which do not bear the portion of the restrictive legend relating to the Securities Act set forth in this Section 10.4.

10.5 **Transfer Fees and Expenses**. The Transferor and Transferee of any Units or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated, unless otherwise consented to by the Board.

10.6 **Rights As Assignee**. A Person who acquires Units but who is not admitted to the Company as a Substituted Unitholder shall have only the right to receive the distributions and allocations of profits and losses to which the Person would have been entitled under this Agreement with respect to the transferred Units, but shall have no right to vote or otherwise participate in the management of the Company, no right to inspect the books and records of the Company, and no other rights afforded to Unitholders under this Agreement. Any distributions to such purported transferee may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee may have to the Company. Notwithstanding the foregoing, this Section 10.6 shall not apply to any Person who was a Unitholder immediately before acquiring the Units at issue.

10.7 **Void Transfers**. Any Transfer by any Unitholder of any Units or other interest in the Company in contravention of this Agreement (including, without limitation, the failure of the Transferee to execute a counterpart in accordance with Section 10.3(a)) or which would cause the Company to not be treated as a limited liability company for U.S. federal income tax purposes shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No purported assignee shall have any right to any profits, losses or distributions of the Company.

10.8 **Vesting, Forfeiture and Repurchase of Units**. Notwithstanding anything to the contrary set forth in this Agreement, Units may be subject to vesting, forfeiture or repurchase as set forth in any applicable Equity Agreement.

ARTICLE XI
ADMISSION OF UNITHOLDERS

11.1 **Substituted Unitholders**. In connection with the Transfer of a Unit of a Unitholder permitted under the terms of this Agreement and the other Transaction Documents, the Transferee shall become a Substituted Unitholder on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with or waiver of the conditions to such Transfer (unless one of the conditions to such Transfer is that Board or Unitholder consent is required for the admission of such Transferee, in which case such consent must first be obtained), including executing counterparts of, and become a party to, this Agreement and the other Transaction Documents to which the transferring Unitholder was a party, and such admission shall be shown on the books and records of the Company and Schedule A shall be amended to reflect such Substituted Unitholder.

11.2 **Additional Unitholder**. A Person may be admitted to the Company as an Additional Unitholder only as contemplated under, and in compliance with, the terms of this Agreement (including Section 3.1), including furnishing to the Board (a) a letter of acceptance or joinder, in form satisfactory to the Board, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 15.1, and (b) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Unitholder (including counterparts or joinders to all applicable Transaction Documents). Such admission shall become effective on the date on which the Board determines in its sole discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

11.3 **Optionholders**. Except as set forth in this Agreement, no Person that holds securities (including options, warrants, or rights) exercisable, exchangeable, or convertible into Units shall have any rights with respect to such Units until such Person is actually issued Units upon such exercise, exchange, or conversion and, if such Person is not then a Unitholder, is admitted as a Unitholder pursuant to Section 11.2.

ARTICLE XII
WITHDRAWAL AND RESIGNATION OF UNITHOLDERS; REPURCHASE AND REDEMPTION OF UNITS

12.1 **Withdrawal and Resignation Generally**. No Unitholder shall have the power or right to withdraw or otherwise resign or be expelled from the Company prior to the dissolution and winding up of the Company pursuant to Article XIII, except simultaneous with the Transfer of all of a Unitholder's Units in a Transfer permitted by this Agreement (and if such Transfer is to a Person that is not a Unitholder, simultaneous with the admission of such Person as a Unitholder pursuant to Section 11.1) and except as otherwise expressly permitted by this Agreement or any of the other agreements contemplated hereby. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Unitholder will not be considered a Unitholder for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Unitholder's Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

ARTICLE XIII
DISSOLUTION AND LIQUIDATION

13.1 **Dissolution**. The Company shall not be dissolved by the admission of Additional Unitholders or Substituted Unitholders, or by the death, retirement, expulsion, bankruptcy or dissolution of a Unitholder. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following:

(a)   by the decision of the Board at any time; or

(b)   The entry of a decree of judicial dissolution.

Except as otherwise set forth in this Article XIII, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

13.2 **Liquidation and Termination**. On dissolution of the Company, the Board shall act as liquidator or may appoint one or more representatives or Unitholders as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company, sell all or any portion of the Company assets for cash or cash equivalents as they deem appropriate, and make final distributions as provided herein and in the Tennessee Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Board. The liquidators shall pay, satisfy, or discharge from Company funds all of the debts, liabilities, and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine) and shall promptly distribute the remaining assets to the holders of Units in accordance with Section 4.1(c) and 4.1(e), as if the Company's Taxable Year closed immediately prior to such distribution, and then in accordance with Section 4.1(a). Any non- cash assets will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Sections 4.2 and 4.3 so as to ensure that, to the greatest extent possible following these allocations, the amount to be distributed to each Unitholder pursuant to the previous sentence will equal the positive balance in such Unitholder Capital Account. In making such distributions, the liquidators shall allocate each type of asset (i.e., cash, cash equivalents, securities, etc.) among the Unitholders ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder. Any such distributions in kind shall be subject to (x) such conditions relating to the disposition and management of such assets as the liquidators deem reasonable and equitable and (y) the terms and conditions of any agreement governing such assets (or the operation thereof or the holders thereof) at such time. The distribution of cash and/or property to a Unitholder in accordance with the provisions of this Section 13.2 constitutes a complete return to the Unitholder of its Capital Contributions and a complete distribution to the Unitholder of its interest in the Company and all the Company's property. To the extent that a Unitholder returns funds to the Company, it has no claim against any other Unitholder for those funds.

13.3 **Certificate of Cancellation**. On completion of the distribution of Company assets as provided herein, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Board (or such other Person or Persons as the Tennessee Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Tennessee, cancel any other filings made pursuant to this Agreement that are or should be canceled, and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 13.3.

13.4 **Reasonable Time for Winding Up**. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 13.2 in order to minimize any losses otherwise attendant upon such winding up.

13.5 **Return of Capital**. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Unitholders (it being understood that any such return shall be made solely from Company assets).

13.6 **Reserves Against Distributions**. The Board shall have the right to withhold from Distributions payable to any Unitholder under this Agreement amounts sufficient to pay and discharge any reasonably anticipated contingent liabilities of the Company. Any amounts remaining after payment and discharge of any such contingent liabilities of the Company will be paid to the Unitholders from whom the Distributions were withheld.

13.7 **Securityholders Agreement**. To the extent that units or other Equity Securities of any Subsidiary are distributed to any Unitholders and unless otherwise agreed to by the Board, such Unitholders hereby agree to enter into a securityholders agreement with such Subsidiary and each other Unitholder which contains restrictions on the Transfer of such equity securities and other provisions (including, without limitation, with respect to the governance and control of such Subsidiary) in form and substance similar to the provisions and restrictions set forth herein (including, without limitation, in Article V and Article X) and in the Transaction Documents.

ARTICLE XIV
VALUATION

14.1 **Determination**. The "Fair Market Value" of the assets of the Company or of a Unit, in each case, will equal the amount so determined by the Board (or, if pursuant to Section 13.2, the liquidators) in its good faith judgment in such manner as its deems reasonable and using all factors, information and data it deems to be pertinent, which determination, shall be final, conclusive and binding.

ARTICLE XV
GENERAL PROVISIONS

15.1   **Power of Attorney**.

(a)   Each Unitholder hereby constitutes and appoints each member of the Board and the liquidators, with full power of substitution, as his, her or its true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices (i) this Agreement, all certificates, and other instruments and all amendments (in the manner set forth herein) thereof in accordance with the terms hereof which the Board deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited-liability company in the State of Tennessee and in all other jurisdictions in which the Company may conduct business or own property; (ii) all instruments which the Board deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents which the Board deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (iv) all instruments relating to the admission, withdrawal, or substitution of any Unitholder pursuant to Article XI and Article XII; (v) all instruments necessary or requested by the Board in connection with a Sale of the Company; and (v) all consents, approvals or other instruments contemplated by, or required to give effect to, any of the transactions referenced in Section 15.7.

(b)   The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency, or termination of any Unitholder and the Transfer of all or any portion of such Unitholder's Units and shall extend to such Unitholder's heirs, successors, assigns, and personal representatives.

15.2   **Amendments**.

(a)   This Agreement may be amended from time to time by the Board; provided, that no amendment or modification may be made pursuant to this Section 15.2 that would materially and adversely affect the terms of or rights of a Unitholder with respect to Units of a class, group or series, as applicable, held thereby in a disproportionate manner by reference to the other Unitholders with respect to Units of the same class, group or series, as applicable, held thereby (recognizing that the Class A-2 Common Units and Class B Units are intended to be non-Voting Units), without the prior written consent of the Unitholder so affected. Amendments to this Agreement (including Section 4.1) and to Schedule A following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Unitholders.

(b)   Notwithstanding the foregoing, the Board, without the consent of any Unitholder, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(i)   a change in the name of the Company or the location of the principal place of business of the Company;

(ii)   admission, substitution, removal or withdrawal of Unitholders or their assigns in accordance with this Agreement;

(iii)   a change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any United States federal or state agency or judicial authority or contained in any United States federal or state statute; provided that no amendment may be made by the Board pursuant to this clause (iii) which would have an adverse effect on any of the rights, powers, preferences or duties of the Common Units; or

(iv)   a change that (A) cures any ambiguity, (B) is pursuant to an amendment to effectuate a matter approved or effected in accordance with the terms hereof or (C) relates to an issuance of a new class, group or series of Equity Securities in accordance with Article III.

15.3   Title to Company Assets. Company assets shall be deemed to be owned by the Company as an entity, and no Unitholder, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Legal title to any or all Company assets may be held in the name of the Company or one or more nominees, as the Board may determine. The Board hereby declares and warrants that any Company assets for which legal title is held in its name or the name of any nominee shall be held in trust by the Board or such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held.

15.4   Remedies. Each Unitholder and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

15.5   Successors and Assigns. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns, whether so expressed or not.

15.6   Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision had never been contained herein.

15.7   Change in Business Form; Recapitalization.

(a)   Public Offering Approval. If the Board approves a Public Offering with respect to the Company, each Unitholder (and each Person that retains voting control of any Units Transferred to a Permitted Transferee) hereby consents to such Public Offering and shall vote for (to the extent it has any voting right) and raise no objections against such Public Offering, and each Unitholder shall take all reasonable actions in connection with the consummation of such Public Offering as determined by the Board.

(b)   Conversion. In connection with an initial Public Offering with respect to the Company, the Company shall, at the request of the underwriter or the Board, effect a conversion to corporate form. In connection therewith, each Unitholder hereby irrevocably delegates and cedes to the Board the sole authority and power to, in connection with an initial Public Offering, (i) convert the Company into a corporation (by merger or otherwise) or another form of business entity at any time and/or to recapitalize and combine the Units into a single class of common stock or common units (the "New Common") in which event each holder of Units shall be entitled to receive its Pro Rata Ownership Percentage of the New Common issued to holders of the Units and the terms and conditions contained herein shall be, as closely as possible, adopted by the new entity, (ii) notwithstanding anything in this Agreement to the contrary, make an election or otherwise take action resulting in the Company being treated as a corporation for federal income tax purposes and, if applicable, state income or franchise tax purposes, rather than as a limited-liability company, (iii) cause the Company to transfer its assets, liabilities and operations to another entity in exchange for any combination of cash, debt or equity in the other entity, and/or (iv) cause a corporation to be admitted as a Unitholder of the Company, with such corporation purchasing interests in the Company from the Company or Unitholders (as determined by the Board) with the proceeds of a public offering of the corporation's stock (each, a "Conversion"). No Unitholder shall have the right or power to veto, vote for or against, amend, modify or delay any such Conversion. Further, subject to this Section 15.7, each Unitholder shall execute and deliver any documents and instruments and perform any additional acts that may be necessary or appropriate, as determined by the Board, to effectuate and perform any such Conversion (including, in the case of any holder of Units subject to vesting, repurchase or similar restrictions, executing an agreement with the successor providing for the continued vesting of, and repurchase rights and similar restrictions respecting, any equity securities issued in respect of such Units or otherwise to reflect the economic value of such Units as of the date of such Conversion in form and substance no less favorable to such holder than the provisions and restrictions, if any, with respect to vesting, repurchase rights and similar restrictions set forth in any Equity Agreement and with respect to all Unitholders, if necessary, voting for, consenting to or waiving any dissenters rights, appraisal rights or other similar rights with respect to such Conversion).

15.8   Notice to Unitholder of Provisions. By executing this Agreement, each Unitholder acknowledges that it has actual notice of (a) all of the provisions hereof (including the restrictions on the Transfer set forth herein), and (b) all of the provisions of the Articles.

15.9   Counterparts. This Agreement may be executed in multiple counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

15.10   Consent to Jurisdiction. Each Unitholder irrevocably submits to the jurisdiction of the state and federal courts of the State of Tennessee for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each Unitholder further agrees that service of any process, summons, notice or document by United States certified or registered mail to such Unitholder's respective address set forth in the Company's books and records or such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party shall be effective service of process in any action, suit or proceeding in Tennessee with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Unitholder irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the aforementioned court and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

15.11   Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document, or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words "or," "either," and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

15.12   **Applicable Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Tennessee, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Tennessee or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Tennessee. Any dispute relating hereto shall be heard in the state or federal courts of Tennessee, and the parties agree to jurisdiction and venue therein.

15.13   **Mutual Waiver of Jury Trial**. Because disputes arising in connection with complex transactions are most quickly and economically resolved by an experienced and expert person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes be resolved by a judge applying such applicable laws. Therefore, to achieve the best combination of the benefits of the judicial system and of arbitration, each party to this agreement (including the Company) hereby waives all rights to trial by jury in any action, suit, or proceeding brought to resolve any dispute between or among any of the parties hereto, whether arising in contract, tort, or otherwise, arising out of, connected with, related or incidental to this agreement, the transactions contemplated hereby and/or the relationships established among the parties hereunder.

15.14   **Addresses and Notices**. All notices, demands, or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made when (a) delivered personally to the recipient, (b) telecopied or sent by electronic mail transmission to the recipient if telecopied or emailed before 5:00 p.m. Nashville, Tennessee time on a business day, and otherwise on the next business day, (c) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) three business days after being sent by registered or certified mail, postage prepaid, addressed to the recipient. Such notices, demands, and other communications shall be sent to the address for such recipient set forth on Annex 1 hereto or as may be updated in the Company's books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

15.15   **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or any of its Affiliates, as such, and no such creditor, as such, who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital, or property other than as a secured creditor.

15.16   **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

15.17   **Further Action**. The parties shall execute and deliver all documents, provide all information, and take or refrain from taking such actions as may be reasonably necessary or appropriate to achieve the purposes of this Agreement.

15.18   **Offset**. Whenever the Company is to pay any sum to any Unitholder or any Affiliate or related Person thereof, any amounts that such Unitholder or such Affiliate or related Person owes to the Company or any of its Subsidiaries may be deducted from that sum before payment.

15.19   **Entire Agreement**. This Agreement, those documents expressly referred to herein, the other documents of even date herewith, and the other Transaction Documents embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

      15.20 **Delivery by Facsimile or Electronic Transmission in Portable Document Format**. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in pdf, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic transmission in pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission in pdf as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

      15.21 **Survival**. Sections 4.5, 6.1, 6.5, 7.1, 7.2 and 7.3, as well as Article XIII and this Article XV shall survive and continue in full force in accordance with its terms notwithstanding any termination of this Agreement or the dissolution of the Company

      15.22 **Subordination**. The Company agrees, and each Unitholder by his, her or its acceptance of Units, also agrees, that (1) any loans made by Unitholders to the Company, and (2) any redemption and repurchase obligations of the Company to Unitholders, in each case, are and shall be subordinate to the prior payment in full in cash of all indebtedness of the Company incurred under any senior credit facility or other senior debt agreements to which the Company or any Subsidiary is a party, including indebtedness of the Company incurred, created, assumed or guaranteed after the date hereof; provided, that the Company may make payments in connection with clauses (1) and (2) above if such payments are permitted by the senior credit facility or other senior debt agreements to which the Company or any Subsidiary is a party.

      15.23 **Spousal Consent**. Any married individual who becomes a Unitholder must have his or her non-Unitholder spouse execute the Spousal Consent in the form attached hereto (as such may be amended from time to time, the "Spousal Consent"), and the execution of such Spousal Consent shall be a condition precedent to becoming a Unitholder. If an individual becomes married after such individual is already a Unitholder, then such individual shall cause his or her non-Unitholder spouse to execute the Spousal Consent as soon as practicable after the individual becomes married.

<p align="center">[Signature Pages Follow]</p>

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Operating Agreement as of the date first written above.

KRISTOPHER ESQUEDA

BRICE HOFFMAN

Aaron Izaguirre

AARON IZAGUIRRE

Matthew Izaguirre

MATTHEW IZAGUIRRE

ANDREW EDDMENSON

SALLY EDDMENSON

ELLIOT KYLE

CHRISTOPHER KESSENICH

ARIK DEVENS

DERYA DEVENS

EVELYN CURRY

JACOB ROUND

Nick Barkett

NICHOLAS BARKETT

JULIA JAKSIC

<u>Annex 1</u>

Addresses for Notices

Kristopher Esqueda


Brice Hoffman

Aaron Izaguirre

Matthew Izaguirre

Name and Address of Unitholder	Number of Class A-1 Common Units	Number of Class A-2 Common Units	Total Capital Contribution
Kristopher Esqueda	2000	100	$25,000.00
Brice Hoffman	2000	100	$25,000.00
Aaron Izaguirre	2000	0	$0
Matthew Izaguirre	2000	0	$0
Andrew Eddmenson	0	200	$50,000
Sally Eddmenson	0	100	$25,000
Elliot Kyle	0	300	$75,000
Christopher Kessenich	0	100	$25,000
Arik Devens	0	100	$25,000
Evelyn Curry	0	200	$50,000
Jacob Round	0	100	$25,000
Nicholas Barkett	0	100	$25,000
Julia Jaksic	0	100	$25,000

Unissued	0	500	
Total	**8000**	**20000**	**$375,000.00**

EXHIBIT B

SPOUSAL CONSENT
TO
OPERATING AGREEMENT
OF BAR RIVIERA, LLC

The undersigned is the spouse of a Unitholder and acknowledges that the undersigned has read the foregoing Operating Agreement entered into and effective as of April ___, 2024 (the "Agreement"), by and among the Unitholders of Bar Riviera, LLC, a Tennessee limited liability company (the "Company") and the Company and understands its provisions. The undersigned is aware that, by the provisions of the Agreement, the undersigned and the undersigned's spouse have agreed to sell or transfer all of the undersigned's Units in the Company, including any community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Units and the restrictions thereon. If the undersigned predeceases the undersigned's spouse when the undersigned's spouse owns any Units in the Company, the undersigned agrees not to devise or bequeath whatever community property interest or quasi- community property interest the undersigned may have in the Company in contravention of the Agreement.

By:

Dated: _____

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